

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Daniel G. Darazsdi
Chief Financial Officer
Pharmaceutical Product Development, Inc.
929 North Front Street
Wilmington, NC 28401

> **Re:** **Pharmaceutical Product Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Schedule 14A filed April 1, 2010**
> **File Number: 000-27570**

Dear Mr. Darazsdi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director